                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

                         ------------------------------



             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003


                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


Commission File Number 1-3215

                         ------------------------------


                                JOHNSON & JOHNSON
                             RETIREMENT SAVINGS PLAN
                            ------------------------
                            (Full title of the Plan)


                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933
           -----------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Item 4.  Financial Statements and Exhibits

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

              Statements of Net Assets Available for Benefits
              As of December 31, 2003 and 2002

              Statement of Changes in Net Assets Available for
              Benefits for the Year Ended December 31, 2003

         Notes to Financial Statements

Schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Consent of PricewaterhouseCoopers LLP, dated June 18, 2004

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN



                                        By:  /s/ R. J. Darretta
                                             ---------------------------
                                             R. J. Darretta
                                             Chairman, Pension Committee

June 22, 2004

                    JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN



                               ------------------



                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2003 AND 2002
                             AND FOR THE YEAR ENDED
                                DECEMBER 31, 2003

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


                                                                         PAGE(S)
                                                                         -------

Report of Independent Registered Public Accounting Firm ..............       1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2003 and 2002 ................................       2

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2003 ...................       3

Notes to Financial Statements ........................................    4 - 11



Schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of Johnson & Johnson Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 16, 2004

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                        2003            2002
                                                    ------------    ------------

ASSETS

  Interest in Master Trusts, at fair value

    Interest in Johnson & Johnson Pension
      and Savings Plans Master Trust ...........    $106,376,720    $         --

    Investments in Johnson & Johnson Savings
      Plan Trust ...............................              --     100,449,688
                                                    ------------    ------------

        Total investments ......................     106,376,720     100,449,688

  Receivables

    Employee contributions .....................         282,555              --

    Employer contributions .....................         104,265              --
                                                    ------------    ------------

        Total receivables ......................         386,820              --
                                                    ------------    ------------

        Total assets ...........................     106,763,540     100,449,688
                                                    ============    ============

LIABILITIES

  Accrued expenses .............................              --         180,668
                                                    ------------    ------------

    Total liabilities ..........................              --         180,668
                                                    ============    ============

      Net assets available for benefits ........    $106,763,540    $100,269,020
                                                    ============    ============


                       See Notes to Financial Statements.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS)
  Investment income from interest in Master Trust
    Net depreciation in fair value of investments...........  $ (1,064,952)
    Investment income
      Interest..............................................       258,134
      Dividends.............................................     1,638,002

  Contributions
    Employee contributions..................................    10,947,109
    Employer contributions..................................     4,101,967
                                                              ------------
      Total Additions.......................................    15,880,260
                                                              ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Benefits paid to participants.............................     9,092,842
  Administrative expenses...................................       292,898
                                                              ------------
    Total deductions........................................     9,385,740
                                                              ------------
      Net increase..........................................     6,494,520

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year.........................................   100,269,020
                                                              ------------
  End of year...............................................  $106,763,540
                                                              ============


                       See Notes to Financial Statements.
                                       -3-

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         GENERAL

         The Johnson & Johnson Retirement Savings Plan (the "Plan") is a defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson ("J&J" or the "Company") located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly. The funding of the Plan is made through employee and Company contributions. Beginning January 1, 2003, assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). The Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust is allocated to the Plan based upon the total of each participant's share in the Trust.

         As of January 1, 2003, State Street Bank and Trust Company ("State Street") serves as agent and custodian of the Plan for purposes of investment of the assets of the Trust, maintained by Banco Popular de Puerto Rico. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by Johnson & Johnson. Prior to January 1, 2003, the assets of the Plan were maintained and transactions therein were executed by Banco Popular de Puerto Rico.

         This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

         CONTRIBUTIONS

         In general, salaried and hourly employees of participating Johnson & Johnson companies who are Puerto Rico residents can contribute to the Plan immediately.

         Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Participating employees may contribute a minimum of 3% up to a maximum of 10% pre-tax and/or a minimum of 1% to 10% post-tax of their base salary. Annual pre-tax contributions may not individually exceed $8,000 in 2003 or 2002 under Puerto Rico law.

         All employee contributions are invested in any of the investment funds offered by the Plan at the direction of the participating employees. During 2003, the number of investment funds offered by the Plan increased to nine compared to three in 2002.

         After one year of service, the Company contributes to the Plan an amount equal to 75% of the participant's pre-tax contributions up to 6% of their base salary. Prior to 2003, the Company's matching contributions were made to the J&J Stock Fund, except for participants over the age of 50, who had the option to have their matching contribution follow their designated investments. Beginning in 2003, all participants have the option to elect that the Company matching contribution be invested in the current investment fund mix chosen by the participant.

         INVESTMENTS

         Participants may invest in one or more of the funds offered by the Plan. The investment mix chosen by the participant will apply to employee contributions, the Company matching contribution, and earnings thereon, if elected by participants. All dividend and interest income is reinvested.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         VESTING

         A participant's account in the Plan, including participant contributions, company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

         PAYMENT OF BENEFITS

         Benefits are paid to participants upon termination of employment or retirement. Participants can elect to defer payment if account balances are greater than $5,000. Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis. Installment payments are made over a period of years selected by the participant.

         A participant's account may be distributed to their beneficiaries in lump sum or in installments upon the participant's death.

         Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year. Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions. The benefits to which participants are entitled is the amount provided by contributions and investment earnings thereon, including realized and unrealized gains and losses which have been allocated to the participant's account balance. Participants have the option of receiving part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

         ADMINISTRATIVE EXPENSES

         All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

         TERMINATION

         The Company has the right to terminate the Plan at any time and in the event the Plan is terminated, subject to conditions set forth in ERISA, all Plan funds must be used exclusively for the benefit of the Plan participants.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust is stated at fair value. Generally, it represents securities traded on a national securities exchange, which are valued at the last reported sales price on the last business day of the year. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 6).

         As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined by State Street, based on the current market value of the underlying assets of the funds. The fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

         In 2002, equity investments in the Johnson & Johnson Stock Fund, administered by Banco Popular de Puerto Rico, were valued at the closing market price on the last business day of the year. Equity investments in the Equity Fund, managed by American Funds, represented shares of a registered investment company and were valued at the quoted market price, which represented the net asset value of shares held by the Plan at year-end.

         The cost of equity investments in the Johnson & Johnson Stock Fund was recorded at the average market price of the stock transactions for the month during which the contribution was made. Units in the Equity Fund were purchased throughout the month at the prevailing quoted market price on those dates.

         Deposits in short-term investments in the Short-Term Investment Fund were principally purchases of shares of the Prime Portfolio of Vanguard Money Market Reserves, Inc. The Portfolio invested in securities which matured in less than one year. The value of this portfolio was the market value on the last business day of the year.

         NET APPRECIATION (DEPRECIATION)

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments held in the Master Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         USE OF ESTIMATES

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISK AND UNCERTAINTIES

         The Plan provides for various investment options in funds, which can invest in equity and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
3.       INVESTMENTS

         The following investments are those in the Master Trust which represent 5% or more of the Plan's net assets.

                                                            DECEMBER 31,

                                                       2003             2002
                                                      ------           ------

Johnson & Johnson Stock Fund* ...................  $ 86,270,471     $ 91,043,231
Diversified Equity Fund .........................     9,462,549        4,754,953

* Non-participant directed (see Note 4)


         The Plan's investments include gains and losses on investments bought and sold as well as held during the year which are reflected in its interest in the Master Trust. These investments appreciated/(depreciated) in value during 2003 as follows:


                                                                 FOR THE
                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2003
                                                               -------------

Equities ....................................................  $   2,501,719
Bonds .......................................................          1,642
J&J common stock ............................................     (3,637,736)
Other .......................................................         69,423
                                                                 ------------
  Net depreciation ..........................................  $  (1,064,952)
                                                                 ============

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       NON-PARTICIPANT DIRECTED INVESTMENTS

         During 2002, the J&J Stock Fund included participant and non-participant directed investments. Beginning in 2003, the fund is fully participant directed. Information about the net assets and the significant components of the changes in net assets relating to the fund is as follows:

                                                      December 31,
                                           2003                        2002
         Net assets
           J&J Stock Fund               $86,270,471                 $91,043,231
                                        -------------              -------------

                                                    For the Year Ended
                                                    December 31, 2003
         Changes in net assets
           Contributions...........................   $  12,412,527
           Investment income.......................       1,570,090
           Net depreciation in fair value..........      (3,637,735)
           Benefits paid to participants...........      (7,481,446)
           Administrative expenses.................        (427,496)
           Assets transferred......................      (7,208,700)
                                                      ---------------
                                                      $  (4,772,760)
                                                      ===============

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.       INVESTMENTS IN PLAN MASTER TRUST

         Beginning January 1, 2003, the assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 1.17% of the Trust's net assets as of December 31, 2003.

         Nets assets, income, and expenses are allocated to the Plan based on the total of each participant's share in the trust.

                                                                     As of
                                                                 December 31,
                                                                     2003
                                                               Pension & Savings
                                                                    Plans
                                                                  Master Trust
                                                               -----------------
Investments at fair value

 Short term investment funds...................................  $  251,872,480
 U.S. Government and Agency securities.........................     688,955,151
 Corporate debt................................................     305,698,696
 Preferred stocks..............................................      10,536,822
 J&J common stock..............................................   4,890,705,529
 Other equities................................................   2,074,484,099
Investments at contract value
 Deposits in group annuity contracts and synthetics............     924,152,802
                                                                 --------------
  Total Master Trust investments...............................   9,146,405,579

Receivables....................................................     179,120,628
Liabilities....................................................    (230,499,957)
                                                                 --------------
  Net assets held in Master Trust, at fair value...............  $9,095,026,250
                                                                 ==============

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The net investment income/(loss) of the Pension and Savings Plans Master Trust was composed of the following:

                                                                 For the
                                                                Year Ended
                                                                December 31,
                                                                   2003
                                                               ------------
Net appreciation/(depreciation) in fair value of investments

 Short term investment funds...............................    $    356,879
 U.S. Government and Agency securities.....................      (3,648,217)
 Corporate debt............................................      36,792,741
 Preferred Stocks..........................................       2,107,744
 J&J common stock..........................................     536,529,673
 Equities and other........................................     410,093,798
                                                             --------------

                                                                982,232,618
                                                             --------------

Interest...................................................   $  78,096,556
Dividends..................................................     101,605,984
                                                             --------------
   Net investment gain.....................................   1,161,935,158
                                                             ==============


6.       GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

         The Trust holds investments in guaranteed and synthetic investment contracts as part of the Fixed Interest Fund. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

         The average yield of the Fixed Interest Fund was approximately 4.86% for 2003. The crediting interest rate was approximately 4.96% for 2003. The crediting interest rate of the Fixed Interest Fund is the annual return of the fund before plan expenses, while the average yield includes administrative expenses. The crediting interest rate for the investment contracts is either agreed to in advance with the issuer or varies based on an agreed to formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts at December 31, 2003 is $924,152,802.

7.       TAX STATUS

         The Associated Free State of Puerto Rico, Property Department, has determined and informed the Company by a letter dated March 1, 1990, that the Plan constitutes as a qualified plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 as amended (the "ITA"), and the Plan and the related trust accounts are exempt from Puerto Rico income taxes under Section 165(a) and 165(e) of the ITA.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico tax code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by State Street Global Advisors ("State Street"). State Street is the agent trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

         The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                            DECEMBER 31,
                                                    ----------------------------
                                                        2003            2002
                                                    ------------    ------------

         Net assets available for benefits
           per the financial statements ........    $106,763,540     100,269,020

         Amounts allocated to withdrawing
           participants ........................         (17,016)             --
                                                    ------------    ------------
         Net assets available for benefits per
           the Form 5500 .......................    $106,746,524    $100,269,020
                                                    ============    ============



                                                                 FOR THE YEAR
                                                                     ENDED
                                                              DECEMBER 31, 2003
                                                              -----------------

         Benefits paid to participants per the
           financial statements ...........................       $9,092,842

         Add: Amounts allocated to withdrawing
           participants at December 31, 2003 ..............           17,016

         Less: Amounts allocated to withdrawing
           participants at December 31, 2002 ..............               --
                                                                  ----------

         Benefits paid to participants per the Form 5500 ..       $9,109,858
                                                                  ==========

         Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2003 but not yet paid as of that date.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-32875) of Johnson & Johnson of our report dated June 16, 2004 relating to the financial statements of the Johnson & Johnson Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 18, 2004